Electrum Special Acquisition Corporation

700 Madison Avenue

5th Floor

New York, NY 10065

June 10, 2015

Mr. John Reynolds

Assistant Director

Unites States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Electrum Special Acquisition Corporation (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
File Number 333-203599

Dear Mr. Reynolds:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement that such Registration Statement will become effective as of 4:00 P.M. on Wednesday, June 10, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ELECTRUM SPECIAL ACQUISITION CORPORATION

By:	/s/ Eric N. Vincent
Name: Eric N. Vincent
Title: Chief Executive Officer